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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                  PARAVANT INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.015 PER SHARE

                         (Title of Class of Securities)

                                   699376 10 9

                                 (CUSIP Number)

                                JAMES E. CLIFFORD
                             4391 DAYTON-XENIA ROAD

                               DAYTON, OHIO 45432

                                 (937) 429-7470

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 26, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 699376 10 9                                         Page 2 of 6 Pages


- --------------------------------------------------------------------------------
         1.         Names of Reporting Persons
                    I.R.S. Identification Nos. of Above Persons (entities only)

                    James E. Clifford
- --------------------------------------------------------------------------------
         2.         Check the Appropriate Box if a Member of a Group (a)  [ ]
                                                                     (b)  [ ]

                    (See Instructions)
- --------------------------------------------------------------------------------
         3.         SEC Use Only

- --------------------------------------------------------------------------------
         4.         Source of Funds (See Instructions)

                    Not Applicable
- --------------------------------------------------------------------------------
         5.         Check if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------
         6.         Citizenship or Place of Organization

                    United States of America
- --------------------------------------------------------------------------------
  NUMBER OF SHARES  7.      Sole Voting Power
   BENEFICIALLY
  OWNED BY EACH                695,666
REPORTING PERSON   -------------------------------------------------------------
      WITH          8.      Shared Voting Power


                               0
                   -------------------------------------------------------------
                    9.      Sole Dispositive Power


                               695,666
                   -------------------------------------------------------------
                    10.    Shared Dispositive Power


                               0
- --------------------------------------------------------------------------------
        11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                    695,666
- --------------------------------------------------------------------------------
        12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)                              [   ]

- --------------------------------------------------------------------------------








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CUSIP No. 699376 10 9                                         Page 3 of 6 Pages


- --------------------------------------------------------------------------------

         13.            Percent of Class Represented by Amount in Row (11)

                        4.0%

- --------------------------------------------------------------------------------
         14.            Type of Reporting Person (See Instructions)


                        IN
- --------------------------------------------------------------------------------







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CUSIP No. 699376 10 9                                         Page 4 of 6 Pages


Item 1.  Security and Issuer.

                  This statement relates to the common stock, par value $0.015 per share, of Paravant Inc., a Florida corporation (the "Issuer"). The address of the principal office of the Issuer is 1615A West Nasa Boulevard, Melbourne, Florida 32901.

Item 2.  Identity and Background.

                  (a) Name: The name of the person filing this statement is James E. Clifford (hereinafter sometimes referred to as "Mr. Clifford" or the "Reporting Person").

                  (b) Business address: The business address of the Reporting Person is James E. Clifford, 4391 Dayton-Xenia Road, Dayton, Ohio 45432.

                  (c) Present principal occupation or employment and name, principal business and address of corporation in which such employment is conducted: Mr. Clifford is a director of the Issuer and the Executive Vice President, Secretary/Treasurer and Chief Operating Officer of STL of Ohio, Inc., a wholly owned subsidiary of the Issuer whose principal business is design, modification, and marketing digital signal processing equipment for government intelligence and related operations. The business address of STL of Ohio, Inc. is 4391 Dayton-Xenia Road, Dayton, Ohio 45432.

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or in which any violation of such laws was found.

                  (f) Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The filing of this amendment is necessitated by a change in the beneficial ownership of and voting power of the Reporting Person arising solely by virtue of the Reporting Person's gift to certain of his adult children on February 26, 1999 of 200,000 shares of the Issuer's common stock. Since this was a gift, no funds or other consideration were paid for such shares.

Item 4.  Purpose of Transaction.

                  The Reporting Person made a gift to certain of his adult children on February 26, 1999 of 200,000 shares of the Issuer's common stock. Since this was a gift, no funds or other consideration were paid for such shares.

                  The Reporting Person reserves the right to purchase additional shares of the common stock of the Issuer, or to dispose of shares of the common stock of the Issuer, in the open market, in privately negotiated transactions or in any other lawful manner in the future.







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CUSIP No. 699376 10 9                                         Page 5 of 6 Pages




                  Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is 695,666 shares, which constitutes 4.0% of the outstanding shares of the Issuer as of June 15, 1999.

                  (b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to all of the 695,666 shares of the Issuer beneficially owned by him.

                  (c) Other than the transfer described in Item 4 above, the Reporting Person has not engaged in any other transactions relating to the common stock of the Issuer during the 60 day period preceding the date of filing of this statement.

                  (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of the securities which are the subject of this statement.

                  (e) As a result of the transfer described in Item 4 above and an increase in the number of shares of common stock outstanding, the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer on June 8, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Except with respect to the indemnification provisions in the Acquisition Agreement referred to in the Schedule 13D filed by the Reporting Person on October 23, 1998 there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

                  None.








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CUSIP No. 699376 10 9                                         Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1999

                                                  /s/ JAMES E. CLIFFORD
                                                  ------------------------
                                                  James E. Clifford